SIDLEY AUSTIN llp 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BOSTON BRUSSELS CHICAGO DALLAS GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO	SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
efine@sidley.com (212) 839 5395	FOUNDED 1866

August 21, 2014

Katherine Hsu Office Chief Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Re:	BCAP LLC Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 Filed June 25, 2014 (Registration No. 333-189510)

Dear Ms. Hsu:

On behalf of BCAP LLC (the “Registrant”), we thank you for your letter of July 9, 2014.  We have reviewed and discussed your letter with representatives of the Registrant, which has instructed us to submit the responses set forth in this letter on its behalf.  For your convenience, the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) is repeated in italics below.

Form of Prospectus Supplements

The Pooling and Servicing Agreement, page 75; The Transfer and Servicing Agreement, page 82

1.
We note your revisions to the prospectus supplement in response to comment 4 of our letter dated July 15, 2013. As the bracketed language is unclear, please supplementally confirm that you intend to provide disclosure indicating, to the extent possible, how each servicing party would be responsible for each servicing criterion set forth in Item 1122(d).

We confirm that upon appointment of the servicing parties for each transaction, we intend to provide disclosure indicating, to the extent possible, each servicing criterion set forth in Item 1122(d) for which each servicing party would be responsible.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Katherine Hsu

Please feel free to contact me at (212) 839-5395 or efine@sidley.com with any questions or comments regarding this matter.  Thank you for your time and attention.

Sincerely,

/s/ Edward J. Fine
Edward J. Fine

cc:	Scott Wede BCAP LLC

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